Exhibit 11

EARNINGS PER SHARE

Income from continuing operations	$23,962,000
Discontinued operations:
Income from operations of discontinued branch	2,756,000
Income taxes	(1,085,000)
Income from discontinued operation	1,671,000
Net income for the year ended December 31, 2006	$25,633,000
Weighted average common shares outstanding	16,477,684
Assumed incremental common shares issued upon exercise of stock options	119,122
Weighted average common shares for diluted earnings per share	16,596,806
Earnings per common share – basic	$1.56
Earnings per common share – diluted	$1.54
Earnings per common share from continuing operations - basic	$1.45
Earnings per common share from continuing operations-diluted	$1.44